A2Z Cust2Mate Solutions Corp.

1600-609 Granville Street
Vancouver, British Columbia

V7Y 1C3 Canada

May 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	A2Z Cust2Mate Solutions Corp.
Registration Statement on Form F-3 File No. 333-295138

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, A2Z Cust2Mate Solutions Corp. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement so as to become effective on Thursday, May 14, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Once the registration statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by calling Avital Perlman at 212-930-9700.

Very truly yours,

A2Z Cust2Mate Solutions Corp.

/s/ Gadi Graus
By:	Gadi Graus
Title:	Chief Executive Officer